Exhibit A

Ceragon Enhances Next Generation Networking Capabilities

Acquires Advanced Carrier Ethernet NMS Technology to Enable Best-of-Breed Solution

Paramus, New Jersey, July 26, 2010 - Ceragon Networks Ltd. (NASDAQ: CRNT), a leading provider of high-capacity, LTE-Ready wireless backhaul solutions, today announced that it has entered an agreement to acquire the right to use and further develop advanced Ethernet network management software which will accelerate enhancements to its end-to-end network management system (NMS).

Featuring a variety of networking functionalities, the software modules will be further developed and tailored to Ceragon’s advanced FibeAir® platforms to boost the performance of its PolyView management solution. The development effort will help to simplify the design and management of complex Ethernet backhaul networks, and enable Ceragon customers to achieve unmatched operational accuracy and higher overall network efficiency.

 “As mobile networks become more complex, the ability to provide and manage a wide range of services becomes ever more challenging,” said Ira Palti, President and Chief Executive Officer of Ceragon. “We are constantly evaluating opportunities to accelerate the introduction of new capabilities by acquiring technology. In this case, we will be adding attractive new end-to-end network management features to help our customers plan their networks faster while bringing operational errors to a minimum. Furthermore, we can help simplify daily maintenance tasks such as provisioning, error detection, fault management and more. This will result in better performance, lower operational costs and higher profitability.”

Additional benefits to Ceragon customers will include:

—	Manage Ethernet Services across multiple technologies and vendor domains

—	Assign and manage differentiated service level agreements (SLAs)

—	Ensure high quality of service (QoS) from end-to-end

—	Increase efficiency via advanced, friendly user interface

—	Employ advanced planning tools improve resiliency and resource utilization

—	Exploit optimization tools capabilities

—	Simplify 3rd party integration for end to end network management

—	Utilize root cause mechanism for more effective fault management

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com